COMMUNIQUÉ DE PRESSE
POUR PUBLICATION IMMÉDIATE

CAMBIOR’S ACQUISITION BY IAMGOLD IS COMPLETED

Longueuil, November 8, 2006

Cambior Inc. (TSX & AMEX: CBJ) ("Cambior" or "the Company") is pleased to announce that the Superior Court of Québec has authorized its combination with IAMGOLD at 9:30 today. This decision follows the transaction’s approval by the Cambior shareholders present or represented at yesterday’s Special General Meeting of Shareholders. 99.7% of the votes cast at the meeting were in favor of the transaction.

Therefore, closing of the transaction occurred at 10:00 today. The common shares of Cambior Inc. are being delisted from the TSX and AMEX effective at the close of business today. Under the arrangement, Cambior shareholders will receive 0.42 of one common share of IAMGOLD for each Cambior share they hold, a 31% premium to the Cambior share price on September 14, the date of the arrangement was announced.

With the completion of the transaction, IAMGOLD Corporation becomes the leading mid-tier gold producer in the world with operations, development projects and exploration activities throughout the Americas and Africa.

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ACQUISITION DE CAMBIOR PAR IAMGOLD COMPLÉTÉE

Longueuil, 8 novembre, 2006

Cambior Inc. (TSX et AMEX: CBJ) (« Cambior » ou « la Compagnie ») a le plaisir d’annoncer que la Cour Supérieure du Québec a approuvé le regroupement de la Compagnie avec IAMGOLD Corporation à 9 h 30 aujourd’hui. Cette décision suit l’approbation de la transaction par les actionnaires de Cambior présents ou représentés à l’Assemblée générale et extraordinaire des actionnaires tenue hier. 99,7 % des votes exprimés à l’assemblée étaient en faveur de la transaction.

Ainsi, la clôture de la transaction a eu lieu à 10 h 00 aujourd’hui. Les actions ordinaires de Cambior Inc. sont retirées des bourses TSX et AMEX dès la fermeture des marchés aujourd’hui. Selon l’arrangement, les actionnaires de Cambior recevront 0,42 action ordinaire d’IAMGOLD pour chaque action de Cambior qu’ils détiennent, soit une prime de 31 % comparativement au prix de l’action de Cambior au 14 septembre 2006, date de l’annonce de à l’arrangement.

Avec l’achèvement de la transaction, IAMGOLD devient le plus important producteur aurifère de rang intermédiaire au monde, avec des exploitations, des projets en développement et des activités d’exploration à travers les Amériques et en Afrique.

For additional information, please contact / Pour renseignements additionnels, veuillez communiquer avec :

CAMBIOR INC

Martin Amyot	Tel.: (450)677-0040	E-mail:info@cambior.com
Manager-Investor Relations	Tel. : 1-866-554-0554	Website www.cambior.com
Directeur-Relations	Fax: (450)677-3382
Investisseurs
PR-2006-24